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SECU 08026333 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GA Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street Suite 3400
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn L Martin 614 221 0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 W. Nationwide Blvd, Suite 400 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2008 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

CHECK ONE:

X Certified Public Accountant
O Public Accountant
O Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8D 3/13/08

OATH OR AFFIRMATION

I, ________Donald E. Garlikov________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________GA Financial, Inc.________, as of ________December 31________, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOLORES J. CALVIN
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 4/26/2012

Dolores J. Calvin
Notary Public

Signature
Donald E. Garlikov

President
Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Shareholder of
GA Financial, Inc.

We have audited the accompanying statement of financial condition of GA Financial, Inc. as of December 31, 2007, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GA Financial, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Columbus, Ohio
February 20, 2008

GA Financial, Inc.

Statement of Financial Position
December 31, 2007

ASSETS

Cash	$	12,960
Receivable from related party		458,291
Commission receivables		470,800
Total assets	$	942,051

SHAREHOLDER'S EQUITY

Shareholder's Equity		
Capital stock, $100 par value, 300 shares authorized and outstanding	$	30,000
Paid-in capital		15,159
Retained earnings		896,892
Total shareholder's equity	$	942,051

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Operations
Year Ended December 31, 2007

Income		
Commission income	$	2,165,932
Other		35,000
Total income		2,200,932
Expenses		
Management fee		1,326,029
Commissions		426,884
Professional fees		8,250
Licenses and subscriptions		10,882
Income tax		7,400
Total expenses		1,779,445
Net income	$	421,487

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2007

	Capital Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance - December 31, 2006	$ 30,000	$ 15,159	$ 475,405	$ 520,564
Net Income	-	-	421,487	421,487
Balance - December 31, 2007	$ 30,000	$ 15,159	$ 896,892	$ 942,051

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$ 421,487
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables from related party	(24,585)
Increase in commission receivables	(396,622)
Total adjustments	(421,207)
Net cash provided by operating activities	280
Increase in cash	280
Cash, beginning	12,680
Cash, ending	$ 12,960
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Income taxes	$ 7,400

See Notes to Financial Statements.

Note 1. Organization and Business

GA Financial, Inc. ("Company") was incorporated in June 1996 and commenced operations on May 1, 1997 for the purpose of engaging in brokerage activities. The Company is wholly owned by one shareholder. The majority of the Company's operations relate to the sale of variable life insurance policies.

Note 2. Significant Accounting Policies

Basis of Presentation:

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Commission revenues and related management fees are recorded in the period earned or incurred.

Customer Accounts:

The Company performs limited brokerage business (variable insurance products only) and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

Commission Receivables:

The Company receives commissions based on a percentage of premiums collected by life insurance companies. The commissions receivable are recorded at their estimated collectible amount upon knowledge of premiums being remitted. Management has reviewed commission receivables at December 31, 2007 and determined all commissions receivable to be collectible and no allowance for doubtful accounts is necessary.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax purposes and, therefore, is not subject to federal or state income taxes. The Company is subject to city income taxes. The current income tax expense for 2007 is $7,400, and is based on local income taxes for the reported amounts of pre-tax income for the period.

Statements of Cash Flows:

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Note 3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1 (the Rule). The Rule requires that the Company maintain a minimum net capital, as defined, of $5,000. The Rule also mandates that the ratio of aggregate indebtedness, as defined, to net capital, as defined, not to exceed 15 to 1.

At December 31, 2007, the Company's net capital was $278,621 which was $273,621 in excess of its required minimum of $5,000. At December 31, 2007, the Company had no aggregate indebtedness.

Note 4. Related Party Transactions

The Company has an expense sharing arrangement with Garlikov & Associates, Inc. ("Garlikov"), which is wholly owned by the Company's sole shareholder. This arrangement requires an allocation of certain expenses such as payroll, occupancy, and other incidental overhead expenses paid by Garlikov for the Company. This expense under the allocation totaled $1,326,029 for the current year and is included in the statement of operations as a management fee.

At December 31, 2007, the Company had a receivable of $458,291 from Garlikov. This receivable represents an advance for future expenses under the expense sharing arrangement.

GA Financial, Inc.
December 31, 2007
Computation of Net Capital Pursuant to Rule 15c3-1

Schedule 1 -Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital		
Shareholder's equity	$	942,051
Deductions:		
Commission receivables aged greater than 30 days		205,139
Receivable from related party		458,291
Net Capital	$	278,621
Computation of Basic Net Capital Requirement		
Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	$	5,000
Reconciliation of Net Capital Computation Included in Part II of Form X-17A-5 as of December 31, 2007		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	83,580
Unallowable assets erroneously reported as allowable:		
Commission receivables aged greater than 30 days		(205,139)
Difference due to offsetting related party payable against related party receivable		400,180
Net Capital	$	278,621

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

GA Financial, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

GA Financial, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Shareholder of
GA Financial, Inc.

In planning and performing our audit of the financial statements of GA Financial, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Columbus, Ohio
February 20, 2008

END